UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MACKINAC FINANCIAL CORPORATION

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

554571109

(CUSIP Number)

Edwin J. Lukas

Bodman PLC

1901 St. Antoine Street

6th Floor at Ford Field

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554571109

1.	Names of Reporting Persons. Steinhardt Capital Investors, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,030,946(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,030,946(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,946(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%(1)(2)

14.	Type of Reporting Person (See Instructions) PN (Limited Liability Limited Partnership)

(1)

Subject to approval by the Board of Governors of the Federal Reserve Board (the “FRB”) obtained on or before September 30, 2012 (“Federal Reserve Approval”), Steinhardt Capital Investors, LLLP (“SCI”) has agreed to purchase from Mackinac Financial Corporation (“Mackinac”), pursuant to a First Amended and Restated Securities Purchase Agreement dated May 23, 2012 (the “Purchase Agreement”), as amended by that certain First Amendment to First Amended and Restated Securities Purchase Agreement dated as of May 30, 2012 (the “First Amendment”) (together, the Purchase Agreement as amended by the First Amendment, the “Amended Agreement”), such number of shares of common stock, no par value of Mackinac (“Common Shares”), at a per share price equal to $5.75 per share, equal to 19.9% of the Common Shares then issued and outstanding (including 97,000 Common Shares owned by a limited partner of SCI (the “Limited Partner”)) . If Federal Reserve Approval is not obtained on or before September 30, 2012, SCI will not purchase any Common Shares pursuant to the Amended Agreement. The number of shares shown assumes Federal Reserve Approval and that the existing shareholders of Mackinac, except for the Limited Partner, exercise all subscription and over-subscription rights to purchase 1,217,391 Common Shares pursuant to a Rights Offering (“Rights Offering”) as reported in Mackinac’s Form S-3 that was filed by Mackinac with the Securities and Exchange Commission (“SEC”) on April 6, 2012 and Amendment No. 1 to Form S-3 that was filed by Mackinac with the SEC on May 24, 2012. If Mackinac’s existing shareholders do not exercise any of their subscription rights pursuant to the Rights Offering, and assuming Federal Reserve Approval, SCI will purchase 728,498 Common Shares.

(2)

This calculation (i) is based on 3,419,736 Common Shares outstanding as of April 30, 2012, as reported in Mackinac’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and (ii) assumes Federal Reserve Approval and the purchase of 1,217,391 Common Shares pursuant to the Rights Offering.

CUSIP No. 554571109

1.	Names of Reporting Persons. Steinhardt Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,030,946(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,030,946(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,946(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%(1)(2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Subject to Federal Reserve Approval obtained on or before September 30, 2012, SCI has agreed to purchase from Mackinac, pursuant to the Amended Agreement, such number of shares of Common Shares at a per share price equal to $5.75 per share, equal to 19.9% of the Common Shares then issued and outstanding (including 97,000 Common Shares owned by the Limited Partner).  If Federal Reserve Approval is not obtained on or before September 30, 2012, SCI will not purchase any Common Shares pursuant to the Amended Agreement.  The number of shares shown assumes Federal Reserve Approval and that the existing shareholders of Mackinac, except for the Limited Partner, exercise all subscription and over-subscription rights to purchase 1,217,391 Common Shares pursuant to the Rights Offering.  If Mackinac’s existing shareholders do not exercise any of their subscription rights pursuant to the Rights Offering, and assuming Federal Reserve Approval, SCI will purchase 728,498 Common Shares.

(2)   This calculation (i) is based on 3,419,736 Common Shares outstanding as of April 30, 2012, as reported in Mackinac’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and (ii) assumes Federal Reserve Approval and the purchase of 1,217,391 Common Shares pursuant to the Rights Offering.

CUSIP No. 554571109

1.	Names of Reporting Persons. David R. Steinhardt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,030,946(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,030,946(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,946(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%(1)(2)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)   Subject to Federal Reserve Approval obtained on or before September 30, 2012, SCI has agreed to purchase from Mackinac, pursuant to the Amended Agreement, such number of shares of Common Shares at a per share price equal to $5.75 per share, equal to 19.9% of the Common Shares then issued and outstanding (including 97,000 Common Shares owned by the Limited Partner).  If Federal Reserve Approval is not obtained on or before September 30, 2012, SCI will not purchase any Common Shares pursuant to the Amended Agreement.  The number of shares shown assumes Federal Reserve Approval and that the existing shareholders of Mackinac, except for the Limited Partner, exercise all subscription and over-subscription rights to purchase 1,217,391 Common Shares pursuant to the Rights Offering.  If Mackinac’s existing shareholders do not exercise any of their subscription rights pursuant to the Rights Offering, and assuming Federal Reserve Approval, SCI will purchase 728,498 Common Shares.

(2)   This calculation (i) is based on 3,419,736 Common Shares outstanding as of April 30, 2012, as reported in Mackinac’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and (ii) assumes Federal Reserve Approval and the purchase of 1,217,391 Common Shares pursuant to the Rights Offering.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (the “Common Shares”), of Mackinac Financial Corporation, a Michigan corporation (“Mackinac”).  The principal executive office of Mackinac is located at 130 South Cedar Street, Manistique, Michigan 49854.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by the parties identified below.  All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.”  The joint filing agreement of the Reporting Persons is filed as Exhibit 1 hereto.

(a)                    The following are the Reporting Persons: Steinhardt Capital Investors, LLLP, a Delaware limited liability limited partnership (“SCI”); Steinhardt Capital Management, LLC, a Delaware limited liability company (“SCM”); and David R. Steinhardt, a New York resident (“David Steinhardt”).

(b)                   The business address of the Reporting Persons is 650 Madison Avenue, 17th Floor, New York, NY 10022.

(c)                    The present principal occupation of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows:

SCI is an investment limited partnership formed for purposes of the investment in Mackinac.

SCM is a limited liability company formed for the purpose of serving as the sole manager of SCI.  David Steinhardt is the sole member and sole manager of SCM.  David Steinhardt is also owner and managing partner of Wooster Capital Management, LP, an investment advisor, and president of KCPS Capital USA, Ltd., an investment advisor.  The business address of Wooster Capital Management, LP and KCPS Capital USA, Ltd. is 650 Madison Avenue, 17th Floor, New York, NY 10022.

(d)                   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      David Steinhardt is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, subject to approval by the Board of Governors of the Federal Reserve Board (the “FRB”) obtained on or before September 30, 2012 (“Federal Reserve Approval”), SCI has agreed to purchase from Mackinac, pursuant to a First Amended and Restated Securities Purchase Agreement dated May 23, 2012 (the “Purchase Agreement”), as amended by that certain First Amendment to First Amended and Restated Securities Purchase Agreement dated as of May 30, 2012 (the “First Amendment”)(together, the Purchase Agreement as amended by the First Amendment, the “Amended Agreement”), such number of Common Shares (“Securities”), at a per share price equal to $5.75 per share, equal to 19.9% of the Common Shares then issued and outstanding (including 97,000 Common Shares owned by a limited partner of SCI (the “Limited Partner”)).  If Federal Reserve Approval is not obtained on or before September 30, 2012, SCI will not purchase any Common Shares pursuant to the Amended Agreement.  The number of shares shown, 1,030,946, assumes Federal Reserve Approval and that the existing shareholders of Mackinac, except for the Limited Partner, exercise all subscription and over-subscription rights to purchase 1,217,391 Common Shares pursuant to a Rights Offering (“Rights Offering”) as reported in Mackinac’s Form S-3 that was filed by Mackinac with the Securities and Exchange Commission (“SEC”) on April 6, 2012 and Amendment No. 1 to Form S-3 that was filed by Mackinac with the SEC on May 24, 2012.  If Mackinac’s existing shareholders do not exercise any of their subscription rights pursuant to the Rights Offering, and assuming Federal Reserve Approval, SCI will purchase 728,498 Common Shares.  The funds to be used by SCI for purchase of the Securities will be obtained from capital contributions to SCI by its limited partners.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Subject to the limitations imposed by the Amended Agreement and applicable federal and state securities laws, the Reporting

Persons may seek to dispose of the Securities (including, without limitation, distributing some or all of the Securities to the Reporting Persons’ respective members, partners or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.  To the extent permitted by the Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional Common Shares or associated rights or securities exercisable for or convertible into Common Shares, depending upon an ongoing evaluation of its investment in the Common Shares and securities exercisable for or convertible into Common Shares, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Amended Agreement and any passivity commitments to which the Reporting Persons may become subject, the Reporting Persons may engage in discussions with management, the board of directors, other shareholders of Mackinac and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Mackinac.

Pursuant to the terms of the Amended Agreement and subject to any applicable approval of the appropriate bank regulatory authorities and other approvals specified in the Amended Agreement, SCI is entitled to designate one person (the “Board Representative”) for election to the board of directors of Mackinac as well as the board of directors of mBank (the “Bank”) for so long as SCI and its affiliates beneficially own at least 5% of Mackinac’s outstanding Common Shares (“Qualifying Interest”).  Pursuant to these provisions, SCI intends to designate David Steinhardt as its initial Board Representative.

The foregoing reference to and description of the Amended Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement and the First Amendment, which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

The information contained in rows (7) through (13) on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned		Percent of Class		Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition

SCI	1,030,946	(1)	19.9	%(1)(2)	—	1,030,946	(1)	—	1,030,946	(1)
SCM	1,030,946	(1)	19.9	%(1)(2)	—	1,030,946	(1)	—	1,030,946	(1)
David Steinhardt	1,030,946	(1)	19.9	%(1)(2)	—	1,030,946	(1)	—	1,030,946	(1)

(1)          Subject to Federal Reserve Approval obtained on or before September 30, 2012, SCI has agreed to purchase from Mackinac, pursuant to the Amended Agreement, such number of shares of Common Shares at a per share price equal to $5.75 per share, equal to 19.9% of the Common Shares then issued and outstanding (including 97,000 Common Shares owned by the Limited Partner).  If Federal Reserve Approval is not obtained on or before September 30, 2012, SCI will not purchase any Common Shares pursuant to the Amended Agreement.  The number of shares shown assumes Federal Reserve Approval and that the existing shareholders of Mackinac, except for the Limited Partner, exercise all subscription and over-subscription rights to purchase 1,217,391 Common Shares pursuant to the Rights Offering.  If Mackinac’s existing shareholders do not exercise any of their subscription rights pursuant to the Rights Offering, and assuming Federal Reserve Approval, SCI will purchase 728,498 Common Shares.

(2)          This calculation (i) is based on 3,419,736 Common Shares outstanding as of April 30, 2012, as reported in Mackinac’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and (ii) assumes Federal Reserve Approval and the purchase of 1,217,391 Common Shares pursuant to the Rights Offering.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of Mackinac.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Mackinac referred to in this Item 5. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

On May 23, 2012, Mackinac and SCI entered into the Purchase Agreement.  On May 30, 2012, Mackinac and SCI entered into the First Amendment.  The Purchase Agreement, as amended by the First Amendment, is referred to as the “Amended Agreement.”  Pursuant to the Amended Agreement, subject to its receipt of the Federal Reserve Approval, SCI has agreed to purchase, at a per share price equal to $5.75 per share, such number of Common Shares that it can purchase without owning more than 19.9% of the Common Shares then issued and outstanding (including 97,000 Common Shares owned by the Limited Partner).

The following is a description of certain terms of the Amended Agreement and the Securities:

Board Representation.  SCI is entitled to designate the Board Representative for election to the board of directors of Mackinac as well as the board of directors of the Bank for so long as SCI and its affiliates beneficially own a Qualifying Interest.  Pursuant to these provisions, SCI intends to designate David Steinhardt as its initial Board Representative.  The board of directors of Mackinac and the Bank must cause the Board Representative to be appointed or elected by the board of directors of Mackinac and of the Bank and, at the option of SCI, to the Compensation Committee and the Nominating/Corporate Governance Committee, in each case so long as the Board Representative qualifies to serve on such committees under the corporate governance guidelines and committee charters currently in effect, as applicable, and rules applicable to Mackinac and the Bank by any exchange on which the Common Shares are then listed.  So long as SCI and its affiliates beneficially own a Qualifying Interest and do not have a Board Representative serving on the board of directors of Mackinac and the Bank, SCI is entitled to designate one nonvoting board observer to attend all meetings of such boards of directors.  If SCI no longer has a Qualifying Interest, the board of directors of Mackinac may request that SCI cause the Board Representative to resign from the board of directors of Mackinac and the Bank.

Avoidance of Control.  Neither Mackinac nor any of its subsidiaries will take any action that would reasonably be expected to pose a substantial risk that (i) SCI’s equity interest in Mackinac (together with equity of Mackinac owned by SCI’s affiliates (as such term is used under the Bank Holding Company Act of 1956, as amended (the “BHC Act”)) would exceed 33.3% of Mackinac’s total equity, or (ii) SCI’s ownership of any class of voting securities (together with the ownership by SCI’s affiliates (as such term is used under the BHC Act) of voting securities of Mackinac) would exceed 24.9% of such class, without the prior written consent of SCI, or to increase to an amount that would constitute “control” or otherwise cause SCI to “control” Mackinac under BHC Act, the Change of Bank Control Act of 1978, as amended, or any rules or regulations promulgated thereunder.

Standstill.  Until such time as SCI no longer owns a Qualifying Interest or the fourth anniversary of the closing date of SCI’s purchase of the Securities, SCI and its affiliates are restricted from taking certain actions without the prior written approval of Mackinac.  Such restrictions include the ability of SCI to (i) acquire (or offer, agree or propose to acquire, other than as contemplated in the Amended Agreement) beneficial ownership of any voting securities of Mackinac above 24.9%; (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of Mackinac; (iii) call or seek to call a meeting of the shareholders of Mackinac or initiate any shareholder proposal for action, or seek, propose or act to influence or control the management, the board of directors or policies of Mackinac; (iv) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of the assets of Mackinac or any of its subsidiaries or any of their respective businesses; or (v) publicly disclose any intention, plan or arrangement inconsistent with any of the foregoing.

Registration Rights.  Mackinac has granted SCI registration and piggyback registration rights with respect to the Securities acquired by SCI in connection with the Amended Agreement.  Pursuant to such registration rights, Mackinac has agreed to prepare and file with the SEC a shelf registration statement covering the resale of the Securities (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Securities) as promptly as practicable after (and in any event no more than sixty (60) days after) the closing date of SCI’s purchase of the Securities.

Rights Offering.  As promptly as practicable following execution of the Amended Agreement, Mackinac will commence a rights offering (the “Rights Offering”) providing common shareholders of record as of the close of business on April 6, 2012 with non-transferable rights (the “Rights”) to purchase Common Shares from Mackinac at a per share price of $5.75.  Each Right shall entitle the holder thereof to purchase a specified number of Common Shares, provided that (1) no such holder will thereby exceed, together with any other person with whom such holder may be aggregated under applicable law, 9.9% beneficial ownership of Mackinac’s Common Shares and (2) the aggregate purchase price of all Common Shares purchased in the Rights Offering will not exceed

$7,000,000.  In the event the Rights Offering is over-subscribed, subscriptions by holders of Rights shall be reduced proportionally based on their pro rata ownership of the Common Shares outstanding as of the trading day immediately preceding the closing date of SCI’s purchase of the Securities.

Conditions to Closing Obligation.  The obligations of SCI to consummate the transactions contemplated by the Amended Agreement are subject to satisfaction or waiver of certain conditions, including (a) that SCI has received the requisite approvals, consents, non-objections, and written confirmations regarding SCI’s investment in Mackinac and appointment of the Board Representative to the board of directors of Mackinac by the FRB and all other applicable governmental or regulatory approvals or authorizations; (b) that Mackinac shall have closed the Rights Offering or the Rights Offering shall have expired; (c) no governmental entity shall have taken any action which imposes any new restriction or condition on Mackinac or its subsidiaries or SCI or any of its affiliates which is materially and unreasonably burdensome on the business of Mackinac or on SCI or its affiliates other than such restrictions as are described in the passivity or anti-association commitments, if any, required to be entered into by SCI and any such affiliate in connection with the transaction as long as such commitments are not more restrictive in any material respect than those contained in the form attached to the Purchase Agreement; and (d) certain other customary conditions.

Termination.  The Amended Agreement may be terminated generally: (a) by mutual written agreement of Mackinac and SCI; (b) by any party, upon written notice to the other party, if the closing does not occur on or before September 30, 2012; (c) by any party, upon written notice to the other party, if such other party has breached any of its representations, warranties, covenants or agreements made in the Amended Agreement; (d) by any party, upon written notice to the other party, if any governmental authority issues any order, decree or injunction or takes any other type of restraining action to prohibit the consummation of the transactions consummated by the Amended Agreement; (e) SCI, upon written notice to Mackinac, if SCI or any of its affiliates is advised by the FRB or other regulatory authority that it will not grant (or intends to rescind or revoke if previously granted) any of the written confirmations or determinations as set forth in the Amended Agreement; and (f) by Mackinac, upon written notice to SCI, if Mackinac is otherwise advised by the FRB or other regulatory authority that it will not grant (or intends to rescind or revoke if previously granted) any approvals required to be obtained to consummate the transactions contemplated by the Amended Agreement.

The foregoing reference to and description of the Amended Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement and the First Amendment, which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on June 1, 2012, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Mackinac.

Item 7.	Material to be Filed as Exhibits

Exhibit	Title

Exhibit 1	Joint Filing Agreement, dated June 1, 2012 by and among Steinhardt Capital Investors, LLLP, Steinhardt Capital Management, LLC and David R. Steinhardt.

Exhibit 2	Form of First Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Mackinac’s Current Report on Form 8-K, filed on May 24, 2012).

Exhibit 3	Form of First Amendment to First Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Mackinac’s Current Report on Form 8-K, filed on May 31, 2012).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2012

STEINHARDT CAPITAL INVESTORS, LLLP

	By:	STEINHARDT CAPITAL MANAGEMENT, LLC
	Its:	General Partner

		By:	/s/ David R. Steinhardt
		Name:	David R. Steinhardt
		Title:	Manager

STEINHARDT CAPITAL MANAGEMENT, LLC

	By:	/s/ David R. Steinhardt
	Name:	David R. Steinhardt
	Title:	Manager

DAVID R. STEINHARDT

/s/ David R. Steinhardt
	Name:	David R. Steinhardt

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Joint Filing Agreement, dated June 1, 2012 by and among Steinhardt Capital Investors, LLLP, Steinhardt Capital Management, LLC and David R. Steinhardt.

Exhibit 2	Form of First Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Mackinac’s Current Report on Form 8-K, filed on May 24, 2012).

Exhibit 3	Form of First Amendment to First Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Mackinac’s Current Report on Form 8-K, filed on May 31, 2012).